UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16  UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment No. 1 to the 6-K filed on June 12, 2014 is being done to correct an error in the table in Note 5 of Exhibit 99.1. Other than the correction of this error, no part of the Current Report on Form 6-K filed on June 12, 2014 is being amended.

This report on Form 6-K/A is being furnished to disclose the press release issued by the Registrant on June 12, 2014. The purpose of the press release, furnished as Exhibit 99.1, was to announce the Registrant’s results of operations for the three months and year ended March 31, 2014. The information in this Form 6-K/A and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 12, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2014	Eros International Plc

	By:	/s/MARK CARBECK
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer